

UNITED STATES
SECURITIES AND EXCHANGE
Washington, D.C. 20

05040160

APPROVAL
ber: 3235-0123
January 31, 2007
average burden
response...... 12.00

ANNUAL AUDITED
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47398

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2004 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BGB Securities, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1100 N. Glebe Road, Suite 1040
(No. and Street)

Arlington (City) VA (State) 22201 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William S. Berno, Managing Director 703-528-7788
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goodman & Company LLP
(Name – *if individual, state last, first, middle name*)

1430 Spring Hill Rd., #300 (Address) McLean, VA (City) (State) 22102 (Zip Code)

PROCESSED
MAY 12 2005
THOMSON FINANCIAL



CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William S. Berno, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BGB Securities, Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

William S. Berno
Signature

Managing Director
Title

Notary Public

Embossed Hereon Is My
Commonwealth of Virginia Notary Public Seal
My Commission Expires July 31, 2005
JORY D. LUCHSINGER

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BGB SECURITIES, INC.
1100 North Glebe Road, Suite 1040
Arlington, VA 22201
Phone (703) 528-7788 Fax (703) 528-1395

April 6, 2005


RECEIVED
2005

Donald K. Litteau
Supervisor of Examiners
NASD
Philadelphia District Office
1835 Market Street, Suite 1900
Philadelphia, PA 19103

Re: BGB Securities, Inc. December 31, 2004 annual filing of audited financial statements

Dear Mr. Litteau:

We are writing in response to your letter dated March 31, 2004.

1. Facing page (Form X-17A-5 Part III): This document is enclosed.

2. An Oath or Affirmation: The Oath is enclosed.

3. A computation for determination of reserve requirements pursuant to SEC Rule 15c3-3:

   The following statement details the basis under which BGB Securities, Inc. claims an exemption from SEC Rule 15c3-3:

   BGB Securities, Inc., as an introducing broker/dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker/dealer (Fiserv Securities Inc.), and promptly transmits all customer funds and securities to the clearing broker/dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of SEC Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker/dealer.

4. Change of auditors:

Rachel Shirley recently contacted us regarding this matter. In response:

BGB Securities, Inc. discontinued its relationship with its principal auditors, Bish & Haffey, PC, in January 2004. Bish & Haffey, PC had no disagreements with BGB Securities, Inc. (see enclosed Bish & Haffey, PC letter to the SEC)

BGB Securities, Inc. selected Crutchley, Marginot & Tosi to replace Bish & Haffey, PC.

In July 2004, Crutchley, Marginot & Tosi was acquired by Goodman & Company, L.L.P. Goodman & Company, L.L.P.'s state registration number in Virginia is 132214.

BGB Securities, Inc. submitted a Designation of Accountant Form (Notice Pursuant to Rule 17a-5(f)(2)) to the SEC. On this form, BGB Securities, Inc. designated Goodman & Company, L.L.P. as auditor for the year ended December 31, 2004.

We have enclosed (1) the Bish & Haffey, PC termination Letter to the SEC and (2) the Crutchley, Marginot & Tosi / Goodman & Company, L.L.P. merger announcement.

If you have any questions, please feel free to contact me or Skyler Showell at (703) 528-7788.

Sincerely,



William S. Berno
Managing Director

Enclosure:

Form X-17A-5 Part III (Facing Page)
Oath or Affirmation
Bish & Haffey, PC termination Letter to the SEC
Crutchley, Marginot & Tosi/Goodman & Company, L.L.P. merger announcement
BGB Securities, Inc. Financial Statements, Year Ended December 31, 2004
NASD letter to BGB Securities, Inc. (dated March 31, 2005)

cc: Ms. Eleanor Sabalbaro
NASD
Member Regulation Programs/Systems Support
9509 Key West Avenue
Rockville, MD 20850

Mr. A. Laurence Ehrhart
Regional Administrator
Securities and Exchange Commission
Philadelphia District Office
Mellon Independence Center
701 Market Street
Suite 2000
Philadelphia, PA 19106

Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

March 31, 2005


NASD

BY CERTIFIED MAIL 71603901984870721825

Mr. Scott L. Barbee
BGB Securities, Inc.
1100 North Glebe Road, Suite 1040
Arlington, VA 22201

Dear Mr. Barbee:

This acknowledges receipt of your December 31, 2004 annual filing of audited financial statements made pursuant to U. S. Securities and Exchange Commission (SEC) Rule 17a-5(d)(the Rule). The report as submitted appears deficient in that it did not contain the following:

1. Facing Page (Form X-17A-5 Part III).

2. An Oath or Affirmation (Signed by duly authorized <u>officer, general partners, or proprietor</u> of member firm; and notarized). This Oath or Affirmation must be an original signature and notary seal.

3. A computation for determination of reserve requirements pursuant to SEC Rule 15c3-3. If an exemption is claimed, a statement detailing the basis under which the broker/dealer claims an exemption from SEC Rule 15c3-3 should be submitted.

Based on the above, your filing does not comply with the requirements of the Rule. The text of the Rule is reproduced in the *NASD Manual* under the section titled *SEC Rules & Regulation T.* We urge you to review the Rule with your independent accountant.

Pursuant to the provisions of NASD Rule 8210, we request that you send one copy of each item listed above to this office and to the appropriate SEC regional or district office, and two copies to the SEC Washington, D.C. office. Your submissions must include a new completed Form X-17A-5 Part III Facing Page, a copy of which is enclosed for your convenience.

Please respond to this matter by April 14, 2005. Questions may be addressed to Rachel A. Shirley, Compliance Specialist, at (215) 963-2609.

Sincerely,

Donald K. Litteau
Supervisor of Examiners

DKL/ael
Enclosure: Form X-17A-5 Part III Facing Page

Philadelphia District Office
1835 Market Street
Suite 1900
Philadelphia, PA
19103

tel 215 665 1180
fax 215 496 0434
www.nasd.com

cc: Ms. Eleanor Sabalbaro
NASD
Member Regulation Programs/Systems Support
9509 Key West Avenue
Rockville, MD 20850

Mr. A. Laurence Ehrhart
Regional Administrator
Securities and Exchange Commission
Mellon Independence Center
701 Market Street
Suite 2000
Philadelphia, PA 19106-3322

Goodman & Company LLP
Certified Public Accountant
4510 Cox Road
Suite 200
Glen Allen, VA 23060



Bish & Haffey, PC
CERTIFIED PUBLIC ACCOUNTANTS

8027 Leesburg Pike, Suite 302
Vienna, Virginia 22182

(703) 891-3800
Fax (703) 891-3801

April 30, 2004



Office of the Chief Accountant
SECPS Letter File
Securities and Exchange Commission
Mail Stop 9-5
450 Fifth Street, N.W.
Washington, D.C. 20549

To Whom It May Concern:

We were previously the principal auditors for Berno, Gambal & Barbee, Inc. (Commission File No. 801-46901), and its subsidiary companies BGB Securities, Inc. (No. 8-47398), a broker-dealer, and BGB Fund Services, Inc. (No. 84-6028), a transfer agency business. On January 16, 2004 we were informed that our appointment as principal auditors was terminated. The communication did not include information regarding why the change was made. We had no accounting disagreements with the client.

As such, we are not in a position to agree or disagree with Berno, Gambal & Barbee, Inc.'s reason for changing its principal auditors.

Very truly yours,

Bish & Haffey, PC

Bish & Haffey, PC

cc: William S. Berno

Crutchley Marginot & Tosi *A Professional Corporation*

CPAs and Business Advisors

Charles F. Marginot, CPA/PFS, CFP
Richard W. Crutchley, CPA
Greta E. Tosi-Miller, CPA
Sharon C. McMichael, CPA/PFS, CFP
David L. Johnson, CPA
Charles Dietz, III, CPA
Armand D. Liberati, CPA, Of Counsel

June 25, 2004

An Open Letter to Our Valued Clients and Friends

In our continuing effort to provide you with the best possible service available in the marketplace, not only today, but in the future, we are merging with the certified public accounting firm of Goodman & Company, L.L.P., effective July 1, 2004.

This merger was a major decision for our Firm and was not taken lightly. We were not looking to merge, but the opportunity arose, and we felt it was worth evaluating. We completed eight months of due diligence and are convinced that this merger is in the best interest of our valued clients and staff. Goodman & Company embraces similar cultural, operational, and ethical values to those we've developed over our 34 years of operation. We are excited about becoming a part of a larger organization and look forward to a smooth transition for all our clients, partners and staff.

Goodman & Company, founded in Norfolk, Virginia, in 1932, has become the largest regional CPA firm based in Virginia, and is listed as one of the top in the nation. The firm has over 350 employees throughout the Commonwealth of Virginia, with an emerging presence in Maryland. We will be working out of the Tysons Corner, Virginia, office, which will expand to nearly 100 employees, and will maintain our current Springfield office until early fall when we move to Tysons.

We believe you will benefit tremendously from the synergies resulting from this combination of expanded services and the specialized talents of each firm. It will enable us not only to handle all of your individual and business tax and accounting requirements, but also offer you access to business solutions in the specialized services of Human Resources, Business Valuation, Tax Credit and Incentive Programs, as well as Debt and Equity Financing.

Although we are proud to offer you these additional benefits, rest assured you will receive the same quality and individual service that you have always received in the past. We will remain personally involved in meeting your professional service needs, and you will continue to be assisted by the same highly qualified staff as in our current office.

For more information about how our new firm can help you, please visit www.goodmanco.com. If you have any questions or concerns please do not hesitate to call us.

Sincerely,



Crutchley, Marginot & Tosi

Springfield Corporate Center • 6225 Brandon Avenue, Suite 330 • Springfield, Virginia 22150
Phone (703) 866-4200 • FAX (703) 866-4288 • www.cmtcpa.com

Financial Statement
Year Ended
December 31, 2004

BGB Securities, Inc.

Goodman
& COMPANY

Certified Public Accountants
Financial Planning
Specialized Services

BGB Securities, Inc.

Contents

	Page
Report of Independent Auditors	1
Financial Statements	
Statement of Financial Condition	2
Statement of Income and Comprehensive Income	3
Statement of Changes in Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6 – 8
Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3	9 -10
Schedule 1 - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	11

Goodman
& COMPANY

Certified Public Accountants
Financial Planning
Specialized Services

Report of Independent Auditors

Board of Directors
BGB Securities, Inc.

We have audited the accompanying statement of financial condition of ***BGB Securities, Inc.*** as of December 31, 2004, and the related statements of income, changes in equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the management of ***BGB Securities, Inc.*** Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ***BGB Securities, Inc.*** as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Goodman & Company LLP

McLean, Virginia
February 11, 2005

1430 Spring Hill Road, Suite 300
McLean, VA 22102
ph: 703.970.0400
fax: 703.970.0401
www.goodmanco.com

December 31, 2004

Assets		
Current assets		
Cash and cash equivalents	$	286,265
Investments		90,225
Receivable from clearing organization		77,787
Due from parent company		32,344
Total current assets		486,621
Deposit held by clearing organization		100,000
	$	586,621
Liabilities and Stockholder's Equity		
Current liabilities		
Accounts payable and accrued expenses	$	46,184
Payable to contractor		14,857
Total current liabilities		61,041
Stockholder's equity		
Common stock, no par value, 1,500 shares authorized and 100 shares issued and outstanding		280,174
Retained earnings		241,137
Accumulated other comprehensive income		4,269
Total stockholder's equity		525,580
	$	586,621

The accompanying notes are an integral part of these financial statements.

Statement of Income and Comprehensive Income

Year Ended December 31, 2004

Revenue	
Commissions	$ 1,658,885
Expenses	
Contractor fees	752,865
Management and administrative fees	594,114
Trading execution and clearing fees, licenses and market quote services	147,758
Personnel costs	82,299
General and administrative	60,175
Total expenses	1,637,211
Operating income	21,674
Non-operating income (expenses)	
Interest and dividend income	14,990
Realized gains on investments	17,950
Interest expense	(728)
Total non-operating income (expenses)	32,212
Net income	53,886
Other comprehensive income	
Unrealized gains on investments	
Unrealized holding gains arising during period	21,420
Less - reclassification adjustment for gains included in net income	(17,950)
Other comprehensive income	3,470
Comprehensive income	$ 57,356

The accompanying notes are an integral part of these financial statements.

BGB Securities, Inc.

Statement of Changes in Equity

Year Ended December 31, 2004

	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total
Balance - December 31, 2003	$ -	$ 280,174	$ 187,251	$ 799	$ 468,224
Net income	-	-	53,886	-	53,886
Items of other comprehensive income					
Unrealized gains on investments	-	-	-	3,470	3,470
Balance - December 31, 2004	$ -	$ 280,174	$ 241,137	$ 4,269	$ 525,580

The accompanying notes are an integral part of these financial statements.

Statement of Cash Flows

Year Ended December 31, 2004

Cash flows from operating activities	
Net income	$ 53,886
Adjustments to reconcile to net income from operating activities	
Realized (gain) loss on sale of investments	(17,950)
Change in:	
Receivable from clearing organization	110,923
Due from parent company	(32,344)
Prepaid expenses	4,405
Accounts payable and accrued expenses	33,784
Due to parent company	(37,435)
Payable to contractor	(44,508)
Net cash from operating activities	70,761
Cash flows from investing activities	
Proceeds from sale of investments available-for-sale	48,501
Deposits placed with clearing organization	(49,993)
Net cash from investing activities	(1,492)
Cash flows from financing activities	-
Net change in cash and cash equivalents	69,269
Cash and cash equivalents - beginning of year	216,996
Cash and cash equivalents - end of year	$ 286,265

The accompanying notes are an integral part of these financial statements.

December 31, 2004

1. Organization and Nature of Business

BGB Securities, Inc. (Company) was formed on August 5, 1999, as a corporation under the laws of Delaware. The Company is a wholly-owned subsidiary of Aegis Financial Corporation (Parent Company), who provides investment management services to the Aegis Value Fund, Aegis High Yield Fund and other investors.

As an introducing broker, the Company is registered with the SEC and is a member of the National Association of Securities Dealers, Inc. The Company provides securities brokerage and trading services to both individuals and institutional entities, and executes portfolio transactions on behalf of the Aegis Value Fund and Aegis High Yield Fund (Note 9).

Certain officers and directors of these funds are also officers and directors of the Company.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying policies of the Company are in accordance with accounting principles generally accepted in the United States of America applied on a basis consistent with that of the preceding years.

Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. Such estimates also affect the reported amounts of revenues and expenses during the reporting period. Actual results could vary from the estimates that were used.

Cash and Cash Equivalents

For purposes of reporting cash flows, the Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

Investments

The Company classified all investments as "available-for-sale." Securities classified as "available for sale" are carried in the financial statements at fair value. Realized gains and losses are included in earnings; unrealized holding gains and losses are reported in other comprehensive income.

Receivable from Clearing Organization

Receivable from clearing organization represent commissions on customer trades, and are recorded on a trade-date basis. All accounts receivable are generally collected within 30 days. The Company has no allowance for uncollectible accounts based on its collections history.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Income Taxes

Effective January 1, 2003, the Parent Company elected S corporation status and the Company elected "QSub" status. Earnings and losses after this date are included in the personal income tax returns of the stockholders of the Parent Company, and are taxed depending on their personal tax strategies. Accordingly, the Company will not incur additional income tax obligations, except for any tax on built-in gains realized during the ten year period ending December 31, 2013.

3. Investments

The Company classified all of its investments as available-for-sale. At December 31, 2004, investments consisted of the following:

	Cost	Fair Value
Corporate bonds	$ 85,956	$ 90,225

At December 31, 2004, the gross unrealized holding gain was $4,269. Realized gains and losses are calculated based on the first-in first-out method.

4. Receivable from Clearing Organization

As an introducing broker, the Company has entered into a clearing agreement with FISERV Securities, Inc. as the clearing agent. Either party may terminate the agreement on 30 days written notice. At December 31, 2004, the receivable from the clearing organization consisted of commissions receivable of $77,787.

5. Retirement Plan

The Company has a profit sharing plan which covers all employees that meet the plan's eligibility requirements. Contributions to the profit sharing plan are made at the discretion of the Board of Directors. During 2004, the Company made a contribution to the profit sharing plan in the amount of $11,000.

6. Net Capital Requirements

The Company is subject to the Securities Exchange Commission Rule 15c3-1(Net Capital Rule), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). The Company's net capital was $474,780 as of December 31, 2004, which was $424,780 in excess of its required minimum net capital of $50,000. The Company's net capital ratio was .13 to 1 as of December 31, 2004.

7. Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of the receivable from clearing organization and cash and cash equivalents. The Company grants credit terms in the normal course of business to its clearing brokers for payment of commissions for customer trades. As part of its ongoing procedures, the Company monitors the credit worthiness of its clearing broker.

The Company maintains cash in bank deposit accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes the Company is not exposed to any significant risk related to cash.

8. Fair Value of Financial Instruments

The Company has a number of financial instruments. The fair value of all financial instruments does not differ materially from the aggregate carrying values of its financial instruments recorded in the accompanying statement of financial condition at December 31, 2004.

Cash and cash equivalents, receivable from clearing organization, and debt are carried at cost, which approximates fair value.

Investments are recorded at estimated fair value. The estimated fair value amounts for investments have been determined by the Company using available market information and appropriate valuation methodologies. Considerable judgment is necessarily required in interpreting market data to develop the estimates of fair value and, accordingly, the estimates are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

9. Related Parties

The Company has entered into an agreement with the Parent Company. The Parent Company provides administrative and management services to the Company, including office space, equipment, personnel, securities quotes and information services. In return, the Company pays the Parent Company an administrative fee equal to 90% of operating profits. During 2004, the Company recorded management fees totaling $594,114 in connection with this agreement. The rate in the above agreement is reviewed annually and may be adjusted if mutually agreed to by both parties. At December 31, 2004, the Company has an amount due from the Parent Company of $32,344.

During 2004, brokerage commissions paid to the Company by the Aegis Value Fund and the Aegis High Yield Fund were $247,599 and $480, respectively.

* * * * *

Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

Board of Directors
BGB Securities, Inc.

In planning and performing our audit of the financial statements and supplemental Schedule 1 of ***BGB Securities, Inc.*** (the Company), for the year ended December 31, 2004, we considered its internal control, including activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including test of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices followed by the Company in any of the following:

- Making quarterly securities examinations, counts, verifications, and comparisons
- Recordation of differences required by Rule 17a-13
- Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

Management is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against lost from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might,be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and relate regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate to December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and used of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in its regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Goodman & Company LLP

McLean, Virginia
February 11, 2005

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

Year Ended December 31, 2004		
Ownership equity - December 31, 2003	$	468,224
Comprehensive income		57,356
Ownership equity - December 31, 2004		525,580
Deductions and other charges		
Non-allowable assets		
Due to parent company		(32,344)
Total deductions and other charges		(32,344)
Net capital before haircuts on securities positions		493,236
Haircuts on securities		
Money market funds		4,922
Corporate bonds		13,534
Total haircuts on securities		18,456
Net capital	$	474,780
Aggregate indebtedness		
Accounts payable and accrued expenses	$	46,184
Payable to contractor		14,857
Total aggregate indebtedness	$	61,041
Computation of basic net capital requirement		
Minimum net capital required	$	50,000
Excess net capital	$	424,780
Excess net capital at 1000%	$	468,676
Ratio of aggregate indebtedness to net capital		.13 to 1
Reconciliation to computation included in Part II of Form X-17A-5 as of December 31, 2004		
Net capital, as reported on Company's Part II (unaudited)		
FOCUS report	$	499,983
Haircut adjustment		(2,009)
Accounts payable adjustment		(23,194)
Net capital per above	$	474,780